SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO.__)

                             SEER TECHNOLOGIES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                              LEVEL 8 SYSTEMS, INC.

                               LIRAZ SYSTEMS LTD.
                 ----------------------------------------------
                      (Name of Person(s) Filing Statement)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   815780 10 1
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  ARIE KILLMAN
                              LEVEL 8 SYSTEMS, INC.
                            1250 BROADWAY, 35TH FLOOR
                               NEW YORK, NY 10001
                                 (212) 244-1234
                 ----------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                    COPY TO:

                             EDWARD W. KERSON, ESQ.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

--------------------------------------------------------------------------------

          This  statement  is filed in  connection  with (check the  appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  |_|   The filing of a  registration  statement  under the  Securities Act of
          1933.
c.  |X|   A tender offer.
d.  |_|   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


Calculation of Filing Fee

          Transaction valuation                    Amount of filing fee
             $1,697,409 (1)                             $339.48 (2)
----------------------------------------  --------------------------------------

(1) Calculated by multiplying $0.35, the per share tender offer price, by 4,849,739, the number of shares of common stock being sought in the tender offer.
(2)      Calculated as 1/50 of 1% of the transaction value.




|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $339.48

Form or Registration No.: 14D-1

Filing Party: Level 8 Systems, Inc.

Date Filed: February 1, 1999

                               Page 1 of 10 Pages

                                  INTRODUCTION

          This Rule 13e-3 Transaction Statement (the "Statement") is being filed by Level 8 Systems, Inc., a New York corporation ("Level 8" or the "Purchaser"), and Liraz Systems Ltd., an Israeli company ("Liraz"), in connection with the tender offer by Level 8 and Liraz to purchase for $0.35 per share, net to the seller in cash, all the issued and outstanding common shares, par value $0.01 per share, (the "Shares") of Seer Technologies, Inc., a Delaware corporation ("Seer" or the "Company"), not already owned by Level 8 and Liraz, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
February 1, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

          The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location, in the Schedule 14D-1 (the "Schedule 14D-1") filed by Level 8 with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to items of this Statement. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                              CROSS REFERENCE SHEET


Item in                                                            Where located
Schedule 13E-3                                                    Schedule 14D-1

Item 1(a)..............................................................Item 1(a)
Item 1(b)..............................................................Item 1(b)
Item 1(c)..............................................................Item 1(c)
Item 1(d)......................................................................*
Item 1(e)......................................................................*
Item 1(f)......................................................................*
Item 2(a)..............................................................Item 2(a)
Item 2(b)..............................................................Item 2(b)
Item 2(c)..............................................................Item 2(c)
Item 2(d)..............................................................Item 2(d)
Item 2(e)..............................................................Item 2(e)
Item 2(f)..............................................................Item 2(f)
Item 2(g)..............................................................Item 2(g)
Item 3(a)(1)...........................................................Item 3(a)
Item 3(a)(2)...........................................................Item 3(b)
Item 3(b)......................................................................*
Item 4.........................................................................*
Item 5(a)..............................................................Item 5(a)
Item 5(b)..............................................................Item 5(b)
Item 5(c)..............................................................Item 5(c)
Item 5(d)..............................................................Item 5(d)
Item 5(e)..............................................................Item 5(e)
Item 5(f)..............................................................Item 5(g)
Item 5(g)......................................................................*
Item 6(a)..............................................................Item 4(a)
Item 6(b)......................................................................*
Item 6(c)..............................................................Item 4(b)
Item 6(d)......................................................................*
Item 7(a).................................................................Item 5
Item 7(b)......................................................................*
Item 7(c)......................................................................*
Item 7(d)......................................................................*
Item 8 ........................................................................*
Item 9 ........................................................................*
Item 10(a).............................................................Item 6(a)
Item 10(b).............................................................Item 6(b)
Item 11...................................................................Item 7
Item 12(a) ....................................................................*
Item 12(b) ....................................................................*
Item 13........................................................................*
Item 14........................................................................*
Item 15(a) ....................................................................*
Item 15(b)................................................................Item 8
Item 16...............................................................Item 10(f)
Item 17..................................................................Item 11

* = The Item is Inapplicable

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer of the class of equity security is Seer Technologies, Inc. and its principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.

     (b) The class of equity securities and the amount of such outstanding securities being sought are 4,849,739 shares of common stock, par value $0.01 per share, of the Company. There were 11,980,633 shares of common stock outstanding as of December 24, 1998. As of January 20, 1999, there were 295 holders of record of shares of common stock.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

     (d) The information set forth in "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Purchaser and Liraz. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference as to the Purchaser and Liraz.

     (e) and (f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to the Purchaser and Liraz.


ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b) The information set forth in "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - Position of the Company's Board of Directors"; "Special Factors - Fairness of the Offer and the Merger"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Purchaser" and "The Tender Offer - Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in "Introduction"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "The Tender Offer - Terms of the Offer"; "The Tender Offer - Acceptance for Payment and Payment"; "The Tender Offer - Procedures for Tendering Shares"; "The Tender

Offer - Withdrawal Rights"; and "The Tender Offer - Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; and "Special Factors - Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(e) The information set forth in the "Introduction"; "Special Factors - Interests of Certain Persons in the Offer and the Merger," "Special Factors - The Acquisition Agreement" and "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "The Tender Offer - Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Introduction" and "Special Factors - Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction"; "Special Factors - The Acquisition Agreement" and "The Tender Offer - Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.


ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in "Introduction"; "Special Factors - Fairness of the Offer and the Merger" and "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction" and "Special Factors - Background of the Transaction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - Fairness of the Offer and the Merger"; and "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Introduction"; "Special Factors - Purpose and Structure of he Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger"; Special Factors - The Acquisition Agreement"; "Special Factors - Appraisal Rights"; "The Tender

Offer -  Effect  of the  Offer  on the  Market  for  the  Shares;  Exchange  Act
 Registration" and "Special Factors - Certain Tax Consequences" of the Offer to Purchase is incorporated herein by reference.


ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in "Introduction"; "Special Factors - Background of the Transaction" and "Special Factors - Position of the Company's Board of Directors"; "Special Factors - Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.


ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) None.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth in the "Introduction"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Purchaser"; "Schedule I" and "Schedule II" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction" and "Special Factors - Position of the Company's Board of Directors" of the Offer to Purchase is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "Special Factors - Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in "The Tender Offer - Certain Information Concerning the Company" and "Exhibit 2" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "Special Factors - Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction"; and "The Tender Offer - Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

     Additional information is set forth in the Offer to Purchase and the Letter of Transmittal which are attached hereto as exhibits (d)(1) and (d)(2), respectively, and incorporated herein by reference in their entirety.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)       None

     (b)       None

     (c)(1) Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

     (d)(1)    Offer to Purchase dated February 1, 1999

     (d)(2)    Letter of Transmittal

     (d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (d)(4)    Letter To Our Clients

     (d)(5)    Notice of Guaranteed Delivery

     (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (d)(7)    Press Release dated February 1, 1999

     (e)       None

     (f)       None

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 1999           LEVEL 8 SYSTEMS, INC.


                                   By:     /s/ Arie Kilman
                                        Name: Arie Kilman
                                        Title:  Chairman of the Board and
                                                Chief Executive Officer



                                   LIRAZ SYSTEMS LTD.


                                   By:     /s/  Arie Kilman
                                        Name: Arie Kilman
                                        Title:  Chairman of the Board and
                                                President

                               13E-3 EXHIBIT INDEX




Exhibit                           Description

(a)       None

(b)       None

(c)(1)


          Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(d)(1)    Offer to Purchase dated February 1, 1999

(d)(2)    Letter of Transmittal

(d)(3)    Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
          Companies and Other Nominees

(d)(4)    Letter To Our Clients

(d)(5)    Notice of Guaranteed Delivery

(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(d)(7)    Press Release dated February 1, 1999

(e)       None

(f)       None